

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Bruce Felt
Chief Financial Officer
Domo, Inc.
772 East Utah Valley Drive
American Fork, UT 84003

> **Re: Domo, Inc.**
> **Form 10-K for the annual period ended January 31, 2021**
> **Filed April 1, 2021**
> **File No. 001-38553**

Dear Mr. Felt:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　Office of Technology